Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 9

(to prospectus dated August 6, 2021)

THE BEACHBODY COMPANY, INC.

243,320,841 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

15,333,333 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 243,320,841 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), and (b) 5,333,333 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “private placement warrants”) and (ii) the issuance by us of up to 15,333,333 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in Item 8.01 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 17, 2023 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “BODY.” On February 16, 2023, the closing sale price per share of our Class A Common Stock was $0.69. Our public warrants are listed on The New York Stock Exchange under the symbol “BODY WS.” On February 16, 2023, the closing sale price per warrant of our public warrants was $0.09.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 17, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2023

The Beachbody Company, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-39735	85-3222090
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Continental Blvd, Suite 400 El Segundo, California	90245
(Address of Principal Executive Offices)	(Zip Code)

(310) 883-9000

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	BODY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On June 24, 2021, The Beachbody Company, Inc. (the “Company”), then operating under the name Forest Road Acquisition Corp., held a special meeting of stockholders (the “2021 Special Meeting”) to approve certain matters relating to its proposed business combination (the “Business Combination”) with The Beachbody Company Group, LLC, Myx Fitness Holdings, LLC and the other parties to that certain Agreement and Plan of Merger, dated as of February 9, 2021 (the “Merger Agreement”). One of these matters was a proposal to approve and adopt the Company’s second amended and restated certificate of incorporation to be in effect following the consummation of the Business Combination (the “New Certificate of Incorporation”) which would, among other things, increase the total number of authorized shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), from 300,000,000 shares to 1,600,000,000 shares (the “Share Increase Amendment”). The Share Increase Amendment was approved by a majority of the shares of Class A Common Stock and the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), voting together as a single class, that were outstanding as of the record date for the 2021 Special Meeting. After the 2021 Special Meeting, the Business Combination was consummated, the New Certificate of Incorporation became effective, and the Company changed its name to The Beachbody Company, Inc.

A recent decision of the Court of Chancery has created uncertainty as to whether Section 242(b)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) would have required the New Certificate of Incorporation giving effect to the Share Increase Amendment to be approved by a separate vote of the majority of the Company’s then-outstanding shares of Class A Common Stock, in addition to a majority of the shares of Class A Common Stock and Class B Common Stock voting together.

The Company continues to believe that a separate vote of Class A Common Stock was not required to approve the New Certificate of Incorporation. However, in light of the recent Court of Chancery decision, on February 16, 2023 the Company filed a petition (the “Petition”) in the Court of Chancery pursuant to Section 205 of the DGCL seeking validation of the New Certificate of Incorporation giving effect to the Share Increase Amendment, and all shares of the Company’s capital stock issued, and all other corporate actions and transactions taken or effected in reliance on the validity and effectiveness of the New Certificate of Incorporation. Section 205 of the DGCL permits the Court of Chancery, in its discretion, to ratify and validate potentially defective corporate acts and stock after considering a variety of factors. A copy of the Company’s Petition filed in the Section 205 proceeding is attached as an exhibit to this Form 8-K.

If the Company is not successful in the Section 205 proceeding, the uncertainty with respect to the Company’s capitalization resulting from the Court of Chancery’s ruling referenced above could have a material adverse impact on the Company, including on the Company’s ability to complete equity financing transactions or issue stock-based compensation to its employees, directors and officers until the underlying issues are definitively resolved. This uncertainty could impair the Company’s ability to execute its business plan, attract and retain employees, management and directors and adversely affect its commercial relationships.

On February 17, 2023, the Court of Chancery granted the motion to expedite and set a hearing date for the Petition to be heard. The hearing has been set for March 14, 2023 at 2:15 p.m. Eastern Time at the Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801.

This Form 8-K constitutes notice of the hearing. If any stockholder of the Company wishes to express a position on the Petition, such stockholders of the Company may (i) appear at the hearing or (ii) file a written submission with the Register in Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801, referring to the case caption, In re The Beachbody Company, Inc., C.A. No. 2023-0204-LWW in advance of the hearing, and any such written submission should be emailed to the Company’s counsel, Kevin Gallagher, Richards, Layton & Finger, P.A., at gallagher@rlf.com.

Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “shall,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from these forward-looking statements.

In particular, no assurances can be made regarding the outcome or the timing of the Section 205 proceeding. If the Company is unsuccessful in the Section 205 proceeding, the uncertainty with respect to the Company’s capitalization could limit its ability to complete equity financing transactions or issue stock-based compensation to its employees, directors and officers until the underlying issues are definitively resolved. As described above, this uncertainty could have a material adverse effect on the Company.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Verified Petition for Relief Pursuant to 8 Del. C. § 205

104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company, Inc.

Date: February 17, 2023	By:	/s/ Blake T. Bilstad
	Name:	Blake T. Bilstad
	Title:	Chief Legal Officer and Corporate Secretary

Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THE BEACHBODY COMPANY, INC.	C.A. No. 2023- -

VERIFIED PETITION FOR RELIEF PURSUANT TO 8 DEL. C. § 205

Petitioner The Beachbody Company, Inc. f/k/a Forest Road Acquisition Corp. (“Beachbody” or the “Company”), by and through its undersigned counsel, brings this petition pursuant to 8 Del. C. § 205 (the “Petition”), seeking to have this Court validate potentially defective corporate acts described below as follows:

NATURE OF THE ACTION

1.    This Petition seeks the Court’s urgent assistance to resolve the current uncertainty surrounding the validity of the Company’s Second Amended and Restated Certificate of Incorporation (the “New Certificate of Incorporation”) and the validity of the Company’s current capital structure effected thereby. As confirmed by the numerous other petitions filed by public companies in this Court seeking relief under 8 Del. C. § 205, the uncertainty was created as a result of this Court’s recent decision in Garfield v. Boxed, Inc., 2022 WL 17959766 (Del. Ch. Dec. 27, 2022) relating to the interpretation of Section 242 of the Delaware General Corporation Law (the “DGCL”).

2.    Forest Road Acquisition Corp. was originally incorporated in Delaware in September 2020 as a special purpose acquisition company (“SPAC”). The SPAC later consummated an initial public offering (“IPO”) for the purpose of raising and deploying capital to acquire an IPO-ready private company in a transaction often referred to as a “de-SPAC” transaction.

3.    In February 2021, the SPAC entered into an Agreement and Plan of Merger with various Delaware entities (the “Merger Agreement”), whereby, through a series of mergers, the SPAC would acquire The Beachbody Company Group, LLC. (the “Merger”).

4.    After entering into the Merger Agreement, the Company scheduled a special meeting of stockholders of the SPAC (the “Special Meeting”). Pursuant to its May 27, 2021 proxy statement/prospectus (the “2021 Proxy Statement”), a copy of which is attached hereto as Exhibit A, at the Special Meeting, the stockholders were asked to consider and vote upon, among other things, a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, as well as a proposal to approve and adopt the New Certificate of Incorporation. Ex. A at 4-6. The New Certificate of Incorporation would, among other things, increase the total number of authorized shares of all classes of the Company’s capital stock. Specifically, the New Certificate of Incorporation would increase (i) the authorized number of shares of common stock from 320,000,000 million shares to 1,900,000,000 shares, inclusive of an increase to the authorized number of shares of

Class A Common Stock from 300,000,000 shares to 1,600,000,000 shares, and (ii) the authorized number of shares of preferred stock from 1,000,000 shares to 100,000,000 shares. Id. at 153. The New Certificate of Incorporation would also create two new classes of common stock: a new “high vote” Class X Common Stock and a new Class C Common Stock (collectively with the Class A Common Stock, “Common Stock”), and include an “opt-out” provision under 242(b)(2) to not require a separate class vote for an increase or decrease of authorized shares. Id.

5.    The 2021 Proxy Statement provided that the proposal to approve and adopt the New Certificate of Incorporation would “require[    ] the affirmative vote of holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the Special Meeting, voting as a single class.” Id. at 155.

6.    The Company held the Special Meeting on June 24, 2021, where 21,949,544 shares of the Company’s outstanding Common Stock voted by proxy or in person, constituting a quorum. At the Special Meeting, the proposal to approve and adopt the New Certificate of Incorporation received votes from a majority of the then-outstanding shares of Common Stock. However, the proposal to approve and adopt the New Certificate of Incorporation was not separately approved by a majority of the Class A Common Stock.

7.    Section 242(b)(2) of the Delaware General Corporation Law (the “DGCL”) provides that separate classes—but not separate series—are entitled to vote separately as a class on certificate of incorporation amendments that increase the number of authorized shares. In relevant part, Section 242(b)(2) provides:

The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class . . . . The number of authorized shares of any such class or classes of stock may be increased or decreased . . . by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective of this subsection, if so provided in the . . . certificate of incorporation . . . .

8 Del. C. § 242(b)(2).

8.    Section 242(b)(2) thus provides that an amendment to change the number of authorized shares of a class of stock requires a separate vote of such class unless the certificate of incorporation contains a Section 242(b)(2) opt-out provision specifically removing the class requirement for a separate vote. Like many SPAC charters, the Company’s amended and restated certificate of incorporation in effect prior to the Merger (the “Old Certificate of Incorporation”) did not contain such a provision.

9.    The Merger was consummated on June 25, 2021. Immediately following the consummation of the Merger, there were 304,425,942 shares of Common Stock outstanding, including 163,175,632 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock. The Company’s Class A Common stock now trades on the New York Stock Exchange under the ticker symbol “BODY.”

10.    The validity of the New Certificate of Incorporation and the Company’s current capital structure effected thereby has come into question due to this Court’s recent opinion in Garfield v. Boxed, Inc., 2022 WL 17959766 (Del. Ch. Dec. 27, 2022). There, the Court was faced with addressing whether the plaintiff’s demand was meritorious in the context of a mootness fee application from plaintiff’s counsel. Id. at *1. In addressing the merits of plaintiff’s demand, the Court indicated that it agreed with the plaintiff’s interpretation that the company, whose certificate of incorporation contained substantially identical provisions with respect to its common stock as the Old Certificate of Incorporation, had multiple classes of common stock, rather than series, and therefore, the Class A Common Stock was entitled to a separate vote under Section 242. Id. at *9.

11.    As a result of the Boxed decision, the capital structures of many former SPACs, including the Company, which did not seek separate votes of the Class A Common Stock in connection with their de-SPAC transactions have been thrown into doubt, creating uncertainty as to their ability to perform basic, fundamental corporate functions, such as issuing stock, timely filing its annual reporting obligations, or undertaking any of the numerous transactions customarily requiring the Company to make representations regarding its capital structure. Moreover, the decision casts doubt on the effectiveness of the New Certificate of Incorporation and the other material amendments the Company made to the Old Certificate of Incorporation and the Company’s current capital structure.

12.    The Company therefore brings this Petition pursuant to 8 Del. C. § 205, seeking this Court’s urgent assistance to validate the New Certificate of Incorporation and the Company’s current capital structure effected in reliance on the validity of the New Certificate of Incorporation.

FACTUAL ALLEGATIONS

A.	The Company Incorporates and Goes Public

13.    Beachbody is a Delaware corporation originally incorporated as a SPAC on September 24, 2020, under the name Forest Road Acquisition Corp. The Company is a leading subscription health and wellness company and the creator of some of the world’s most popular fitness programs.

14.    On December 1, 2020, the Company filed a Form 8-K, announcing the consummation of its IPO. In connection with the IPO, the Company filed the Old Certificate of Incorporation, attached hereto as Exhibit B. Section 4.1 of the Old Certificate of Incorporation set forth the Company’s authorized capital stock as follows:

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 321,000,000 shares, consisting of (a) 320,000,000 shares of common stock (the “Common Stock”), including (i) 300,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 20,000,000 shares of Class B common stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

Ex. B at Art. IV, § 4.1 (emphasis in original).

B.	The Company Enters into the Merger Agreement and Schedules the Special Meeting

15.    On February 9, 2021, the Company entered into the Merger Agreement with various Delaware entities, whereby the Company, through a series of mergers, would acquire The Beachbody Company Group, LLC. The New Certificate of Incorporation provided for a change in the Company’s name from Forest Road Acquisition Corp. to The Beachbody Company, Inc.

16.    On May 27, 2021, the Company filed the 2021 Proxy Statement, which set forth eight proposals to be voted on by the Company’s stockholders at the Special Meeting. Among the proposals was one to amend and restate the Old Certificate of Incorporation to read in its entirety as set forth in the New Certificate of Incorporation, attached hereto as Exhibit C. As explained to the stockholders in the

2021 Proxy Statement, the New Certificate of Incorporation would effectuate a number of changes to the Old Certificate of Incorporation, including, among other things, increasing the aggregate number of authorized shares of common stock from 320,000,000 shares to 1,900,000,000 shares, inclusive of an increase of the number of authorized shares of Class A Common Stock from 300,000,000 shares to 1,600,000,000 shares (the “Class A Increase Amendment”) and creating two new classes of common stock: Class X Common Stock and Class C Common Stock.

17.    The 2021 Proxy Statement explained to the stockholders that the reason for the Class A Increase Amendment was that:

In the judgment of the [Company’s] Board, the [Class A Increase Amendment] is necessary to address the needs of the post-[Merger] company. In particular … the greater number of authorized shares of capital stock is desirable for the Company to have sufficient shares to complete the [Merger] and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits[.]

Ex. A at 154.

18.    The 2021 Proxy Statement also provided for the following voting standard: “The approval of the [New Certificate of Incorporation] requires the affirmative vote of holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the Special Meeting, voting as a single class.” Ex. A at 155.

C.	The Merger is Approved and Consummated

19.    The Special Meeting was held on June 24, 2021.

20.    As of the record date, May 6, 2021, which determined the Company stockholders entitled to vote on the Merger and adoption of the New Certificate of Incorporation at the Special Meeting, there were an aggregate of 37,500,000 shares of Common Stock outstanding and entitled to vote. Of the aggregate 37,500,000 outstanding shares of Common Stock, 30,000,000 shares were Class A Common Stock and 7,500,000 shares were Class B Common Stock.

21.    At the Special Meeting, 21,949,544 shares, or approximately 58.5%, of the then-outstanding shares of Common Stock entitled to vote were represented in-person or by proxy, constituting a quorum to conduct business at the Special Meeting. As disclosed in the Company’s June 24, 2021 Form 8-K (the “Voting Results Form 8-K”), attached hereto as Exhibit D, the proposal to approve and adopt the New Certificate of Incorporation, which would effect the Class A Increase Amendment, received the affirmative vote of 21,795,701 shares, or approximately 99.3% of shares of Common Stock represented in-person or by proxy at the Special Meeting. As a result, the Company believed that the New Certificate of Incorporation had received the requisite stockholder approval. However, the proposal to approve and adopt the New Certificate of Incorporation was not separately approved by a majority of the outstanding shares of Class A Common Stock. Of the 30,000,000 shares of Class A Common Stock then outstanding and entitled to vote, 14,295,701 shares voted in favor of the Class A Increase Amendment.

22.    On June 25, 2021, the Merger was consummated and the New Certificate of Incorporation was filed with the Delaware Secretary of State.

23.    As a result of the Merger and the other transactions consummated in connection therewith, the Company’s outstanding shares of common stock immediately following the Merger consisted of 163,175,632 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock. Immediately following the Merger and at all times since the date hereof, the number of the Company’s outstanding shares of Class A Common Stock has been less than the 300,000,000 shares previously authorized by the Old Certificate of Incorporation. However, the Old Certificate of Incorporation did not authorize the Company to issue Class X Common Stock.

24.    Since the Merger, the Company and its board of directors (the “Board”) have treated the approval of the New Certificate of Incorporation, as well as the capital structure effected thereby including the creation of the Class X Common Stock and Class C Common Stock, as valid, as evidenced by the Company’s subsequent public disclosures. For example, as disclosed in the Company’s most recent Form 10-Q, as of November 4, 2022, the Company had 170,911,819 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock issued and outstanding.

25.    As of February 16, 2023, the Company has 170,911,819 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock issued and outstanding.

26.    On April 7, 2022, nearly ten months after the Company consummated the Merger and filed the New Certificate of Incorporation, the Company received a “stockholder litigation demand” from two purported stockholders (the “Demand Stockholders”) of the Company, a copy of which is attached as Exhibit E (the “Demand Letter”). The Demand Letter asserted, on behalf of the Company and its stockholders, that certain amendments to the Old Certificate of Incorporation provided for in the New Certificate of Incorporation were invalid because the holders of a majority of the outstanding shares of the Company’s Class A Common Stock were entitled to a separate vote at the Special Meeting and no such separate vote occurred. The Demand Letter concluded by demanding, among other things, that the Company’s board of directors “[s]eek stockholder ratification of the [Class A Increase Amendment].”

27.    In response to the Demand Letter, the Company retained Delaware counsel, who was not involved in the Merger, to review the Demand Letter and provide an opinion as to the issues raised in the Demand Letter. The Board determined that the assertions and interpretation regarding the vote required for the Class A Increase Amendment under Section 242(b)(2) of the DGCL were incorrect and that the Class A Increase Amendment was validly approved under Section 242(b)(2). Thereafter, on May 11, 2022, the Company’s outside counsel responded to the Demand Letter on behalf of the Company (the “Demand Response Letter”). The Demand Response Letter provided the Board’s determination that the assertions regarding Section 242(b) in the Demand Letter were incorrect and that a separate class vote of the Class A Common Stock was not required in order to the approve the Class A Increase Amendment.

28.    The Demand Stockholders did not respond to the Demand Response Letter until December 29, 2022, as explained below.

D.	The Court’s Decision in Boxed

29.    This Court’s recent decision in Boxed calls into question the validity of the Class A Increase Amendment and the New Certificate of Incorporation, including the Company’s current capital structure effected thereby. There, the defendant corporation sought stockholder approval to amend its certificate of incorporation to increase the number of authorized shares of Class A common stock in connection with its de-SPAC transaction. Boxed, 2022 WL 17959766, at *1. Before the stockholder vote however, the plaintiff in Boxed wrote a letter to the company’s board of directors asserting that the voting standard provided for the amendment to the number of authorized shares of Class A Common Stock violated the voting rights of the Class A Common stockholders under Section 242(b). Id. The company subsequently chose to amend its merger agreement and supplemented its proxy statement to require the separate vote of the holders of its Class A common stock. Id. After the de-SPAC transaction was completed, the plaintiff filed an action in this Court seeking attorneys’ fees and expenses for the benefits he allegedly conferred on the company and its stockholders as a result of this change. Id. In determining whether the plaintiff had in fact conferred a corporate benefit that would warrant a fee award under the corporate benefit doctrine, this Court considered whether the plaintiff’s demand was meritorious. Id. at *4. This required the Court to evaluate whether the voting standard complied with Section 242(b)(2). Id.

30.    In Boxed, the Court ultimately concluded that the company’s Class A common stock and Class B common stock were separate classes of capital stock, rather than series. Id. at *9. First, the Court pointed to the fact that the certificate of incorporation only used the word “class” and not “series” when describing the authorized common shares. Id. at *8. Second, the Court observed that Section 102(a)(4) of the DGCL requires the certificate of incorporation to set forth the number of shares of all classes and of each class and whether the shares are par or no-par, whereas no similar recitation is required for series. Id. Because the certificate of incorporation at issue in Boxed listed the number of authorized shares and the par values for each of the Class A common stock, the Class B common stock, and the preferred stock, the Court reasoned that Section 102(a)(4) suggested each was a class. Id. at *9. Finally, the Court reasoned that the charter provision governing preferred stock empowered the board to “fix series by resolution” in keeping with Section 102(a)(4), which empowers companies to include such provisions in their charters. Id. Because the charter provision governing common stock did not similarly empower the board to create series of common stock, the Court explained, suggested to the Court that the Class A and Class B common stocks were separate classes. Thus, the Court held, under the “meritorious when filed” standard applicable under the corporate benefit doctrine, that “Class A and Class B are each a class of common stock, not series.” Id.

31.    Like the certificate of incorporation at issue in Boxed, (i) the Old Certificate of Incorporation referred to the authorized common shares as “classes,” (ii) Section 4.1 of the Old Certificate of Incorporation set forth the number of shares and par values of Common Stock, including the Class A Common Stock and Class B Common Stock, and Preferred Stock, and (iii) Section 4.2 of the Old Certificate of Incorporation empowered the board to create “one of more series of Preferred Stock” and to establish “the number of shares to be included in each such series” by resolution, whereas no similar provision existed for common stock.

32.    While the Court’s merits discussion in Boxed summarized above is not a final ruling on the merits, and the Company believes that the conclusion in Boxed, that the Class A Common Stock was a separate class and not a series of the class of Common Stock is incorrect, the opinion suggests that a reviewing court, if presented with the facts relevant here, may decide that the Company’s Class A Common Stock and Class B Common Stock were separate classes of common stock, rather than series of the class of Common Stock. Under that view, the Class A Increase Amendment would have required a separate majority vote of the Class A Common Stock, which is a vote that the Company did not obtain.

33.    On December 29, 2022, two days after this Court issued its opinion in Boxed and more than a year and a half after the Merger closed, the Demand Stockholders sent the Company a two-page reply to the Demand Response Letter (the “Demand Reply Letter”), a copy of which is attached hereto as Exhibit F. The Demand Reply Letter directed the Company’s attention to the Boxed opinion and asserted that “it is clear that the [actions proposed in the] Demand [Letter] w[ere] wrongfully refused.”

34.    As a result of the uncertainty created by the Boxed opinion, the validity of the Class A Increase Amendment, the New Certificate of Incorporation, and the Company’s current capital structure effected thereby, has become and will remain uncertain absent the requested relief from this Court.

E.	The Court’s Authority Under Section 205(a)

35.    Section 205(a)(3) of the DGCL provides this Court with the authority to “[d]etermine the validity and effectiveness of any defective corporate act not ratified . . . pursuant to § 204” and under Section 205(a)(4), this Court may “[d]etermine the validity of any corporate act or transaction and any stock, rights or options to acquire stock.” 8 Del. C. § 205(a)(3),(4). A “defective corporate act” is defined, in pertinent part, as “any act or transaction purportedly taken by or on behalf of the corporation that is, and at the time such act or transaction was purportedly taken would have been, within the power of a corporation . . . but is void or voidable due to a failure of authorization.” 8 Del. C. § 204(h)(1). Finally, a “failure of authorization” is defined, in pertinent part, as “the failure to authorize or effect an act or transaction in compliance with (A) the provisions of this title, (B) the certificate of incorporation or bylaws of the corporation, or (C) any plan or agreement to which the corporation is a party or the disclosure set forth in any proxy or consent solicitation statement, if and to the extent such failure would render such act or transaction void or voidable.” 8 Del. C. § 204(h)(2).

36.    Here, if a separate vote of the Class A Common Stock was required to approve the Class A Increase Amendment under Section 242(b)(2), it was not obtained, which would constitute a “failure of authorization” for purposes of Section 204 and 205. As a result of this failure of authorization, the filing of the New Certificate of Incorporation (which effected the Class A Increase Amendment) and the Company’s current capital structure effected in reliance on the effectiveness thereof may be invalid and would constitute “defective corporate acts” and/or “putative stock” under Sections 204 and 205.

37.    As such, this Court has the authority under Section 205 to ratify and validate the New Certificate of Incorporation, including the Class A Increase Amendment, and the current capital structure of the Company.

F.	Consideration of the Statutory Validation Factors Under Section 205(d)

38.    Section 205(d) sets forth certain factors that the Court may consider when determining whether to ratify and validate a defective corporate act:

In connection with the resolution of matters pursuant to subsections (a) and (b) of this section, the Court of Chancery may consider the following:

(1) Whether the defective corporate act was originally approved or effectuated with the belief that the approval or effectuation was in compliance with the provisions of this title, the certificate of incorporation or bylaws of the corporation;

(2) Whether the corporation and board of directors has treated the defective corporate act as a valid act or transaction and whether any person has acted in reliance on the public record that such defective corporate act was valid;

(3) Whether any person will be or was harmed by the ratification or validation of the defective corporate act, excluding any harm that would have resulted if the defective corporate act had been valid when approved or effectuated;

(4) Whether any person will be harmed by the failure to ratify or validate the defective corporate act; and

(5) Any other factors or considerations the Court deems just and equitable.

8 Del. C. § 205(d).

39.    Factor One: Belief in the New Certificate of Incorporation’s Validity. With respect to the first factor set forth in Section 205(d), the Company demonstrated its good faith belief that the New Certificate of Incorporation had been properly approved through its action taken in connection with the closing of the Merger and filing of the New Certificate of Incorporation with the Delaware Secretary of State, which effected the Company’s current capital structure. Specifically, in the Voting Results Form 8-K, the Company disclosed that each of the proposals considered and voted on by the stockholders at the Special Meeting, including the New Certificate of Incorporation, had been approved. Moreover, as disclosed in the Company’s July 1, 2021 Form 8-K, attached hereto as Exhibit G, the Company consummated the Merger on June 25, 2021, in reliance on that approval. In connection with the Merger, the Company issued shares of Class A Common Stock and Class X Common Stock to its stockholders based on the belief that the New Certificate of Incorporation was valid and effective. Further, the New Certificate of Incorporation was filed with the Delaware Secretary of State on June 25, 2021 based on the belief that it was validly approved at the Special Meeting.

40.    Factor Two: The Company’s Treatment of the New Certificate of Incorporation as Valid. With respect to the second factor set forth in Section 205(d), since the Special Meeting, the Company has treated the New Certificate of Incorporation as valid and effective, including by representing to its public stockholders in the Voting Results Form 8-K that the New Certificate of Incorporation (which effected the Class A Increase Amendment) was validly approved at the Special Meeting. In numerous public filings since the closing of the Merger, the Company has disclosed to its stockholders that it is currently authorized to issue 1.6 billion shares of Class A Common Stock, 200 million shares of Class X Common Stock and 100 million shares of Class C Common Stock.

41.    Factor Three: No Harm to any Person will Result from the Validation of the New Certificate of Incorporation and the Company’s Capital Structure Effected Thereby. With respect to the third factor set forth in Section 205(d), the Company has no reason to believe that any person would be harmed by the validation of the New Certificate of Incorporation and the Company’s current capital structure effected in reliance upon the validity thereof. Rather, the purpose of the validation is to provide certainty to the capital structure of the Company by ensuring that each person who currently believes they own shares of the Company’s Common Stock does in fact own such shares.

42.    Factor Four: Harm will Result if the New Certificate of Incorporation is not Validated. With respect to the fourth factor set forth in Section 205(d), this Petition demonstrates that there are many parties that would be harmed if this Court refuses to validate the New Certificate of Incorporation and the Company’s capital structure effected thereby. The New Certificate of Incorporation created the Class X Common Stock and the uncertainty regarding the validity of the New Certificate of Incorporation in turn raises questions regarding the validity of 141,250,310 shares of Class X Common Stock that have been outstanding since the Merger closed. As a result of the uncertainty currently surrounding the validity of the Company’s capital structure, the Company is unable to verify, with the precision required of a public company, which purported stockholders hold valid shares of the Company’s Common Stock. This uncertainty is likely to cause market disruption, and disturb the Company’s commercial relationships.

43.    The uncertainty regarding the Company’s capital structure also threatens to jeopardize the Company’s current and potential financing arrangements, as well as the Company’s current and future operational matters. For example, the Company may need to raise additional capital to execute its business plan and continue ongoing operations. The uncertainty regarding the validity of the Company’s capital structure would likely prevent the Company from raising additional capital through the sale of additional securities. Moreover, the Company is required to file an annual report on Form 10-K by March 16, 2023 (the “Annual Report”). Because there now exists uncertainty regarding the validity of the Company’s capital structure, there is likewise uncertainty as to the statements and representations the Company is required to make in its Annual Report. This could in turn impact the ability of the Company’s auditors to provide their required consent for the filing of the Annual Report. Additionally, a failure to timely file its Annual Report further detriments the Company’s ability to raise additional capital to execute its business operations and could impact investor confidence. Further, the Company also expects to hold its annual meeting on or about June 1, 2023 (the “Annual Meeting”). The Company needs confirmation of the number of shares of Class A

Common Stock and Class X Common Stock that are outstanding and eligible to vote in order to determine, with precision, the stockholders entitled to vote at the Annual Meeting and the outcome of any vote taken at the Annual Meeting.

44.    Factor 5: “Other Factors” Supporting Validation of the New Certificate of Incorporation. With respect to the fifth and final factor set forth in Section 205(d), at least two “other factors” support granting the relief requested in this Petition.

45.    First, “self-help” ratification by the Company’s stockholders under Section 204 may not be an effective alternative available to the Company. The Company would need to incur significant costs and expenses in connection with preparing and filing a proxy statement and calling a meeting of stockholders to approve the ratification, a process that could take several months. In addition, under the self-help method of Section 204, the Company would need to file a certificate of validation with the Delaware Secretary of State to effectively ratify the New Certificate of Incorporation. See 8 Del. C. § 204(e)(3) (requiring the filing of a certificate of validation in circumstances where the defective act ratified relates to a certificate previously filed with the Delaware Secretary of State). The Company understands that processing times for certificates of validation can take as long as 3-4 months, and that while a certificate of validation is being processed by the

Delaware Secretary of State, the Company would not be able to obtain certificates of good standing, pay its annual franchise taxes, or make any other filings with the Delaware Secretary of State. Even if available, these additional costs and expenses and the additional months of uncertainty regarding the Company’s capital structure would be avoided if the Court grants the current relief requested by the Company.

46.    Second, granting the relief requested by the Company will provide direction as to whether stockholders can rely on a SPAC’s capital structure. Moreover, the uncertainty described above is not isolated or limited to the Company, as numerous publicly-traded Delaware corporations face the same cloud of uncertainty created by this Court’s decision in Boxed. See, e.g., In re Lordstown Motors Corp., C.A. No. 2023-0083-LWW (Del. Ch.), In re Lucid Grp. Inc., C.A. No. 2023-0116-LWW (Del. Ch.); In re Blade Air Mobility, Inc., C.A. No. 2023-0153-LWW (Del. Ch.); In re ChargePoint Hldgs., Inc., C.A. No. 2023-0113-LWW; In re Fisker Inc., C.A. No. 2023-0119-LWW (Del. Ch.); In re EVgo Inc., 2023-0132-LWW (Del. Ch.). Granting this Petition may offer clear guidance to other SPAC’s, facing the same uncertainty, regarding a viable solution to a widespread problem. Crafting a sensible, equitable, and prompt solution would be in keeping with both this Court’s and the State of Delaware’s reputations as our country’s preeminent caretakers of corporate law and governance.

47.    The Company therefore respectfully requests that this Court enter an order validating and declaring effective the New Certificate of Incorporation and all of the Company’s outstanding shares of capital stock to prevent ongoing and significant harm to the Company, its stockholders, and its commercial prospects.

COUNT ONE

(Validation of Defective Corporate Acts and Putative Stock

Pursuant to 8 Del. C. § 205)

48.    The Company repeats and reiterates the allegations above as if fully set forth herein.

49.    The Company is authorized to bring this petition under 8 Del. C. § 205(a), which provides that this Court may determine the validity and effectiveness of any defective corporate act and any putative stock.

50.    The Company filed the New Certificate of Incorporation, which effected the Class A Increase Amendment and the Company’s current capital structure, in the good faith belief that the New Certificate of Incorporation was adopted in compliance with Delaware law.

51.    The Company has treated the New Certificate of Incorporation as valid and has treated all acts in reliance on the New Certificate of Incorporation as valid.

52.    The Company effectuated its current capital structure in reliance on the effectiveness of the New Certificate of Incorporation. Specifically, as of the date of this filing, the Company has issued and outstanding 170,911,819 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock in reliance on the effectiveness of the New Certificate of Incorporation, and has reflected those shares as issued and outstanding in all of its SEC filings, financial statements, and third-party agreements requiring it to indicate the number of authorized shares of Common Stock since the time they were issued.

53.    The Company’s stockholders, directors and employees, as well as the Company’s commercial partners, have relied on the effectiveness of the New Certificate of Incorporation and have treated all acts in reliance on the New Certificate of Incorporation as valid.

54.    The Company believes no persons would be harmed by the validation of the New Certificate of Incorporation (and the Class A Increase Amendment), and the Company’s current capital structure effected thereby. The results of the Special Meeting and the filing of the New Certificate of Incorporation, including the Class A Increase Amendment, were all disclosed publicly, and actions have been taken in reliance thereon.

55.    As previously noted, the Company, its prospects and its stockholders may be irreparably and significantly harmed absent relief from this Court.

PRAYER FOR RELIEF

WHEREFORE, the Company respectfully requests that this Court enter an order as follows:

A.    Validating and declaring effective the New Certificate of Incorporation (and the Class A Increase Amendment effected thereby), including the filing and effectiveness thereof, as of the date and time that the New Certificate of Incorporation was originally filed with the Delaware Secretary of State;

B.    Validating and declaring effective all shares of the Company’s capital stock issued, and all other corporate actions and transactions taken or effected, in reliance on the validity and effectiveness of the New Certificate of Incorporation in each case, as of the date and time of the original issuance of such shares, taking of such corporate actions or effectuation of such transactions; and

C.    Granting such other and further relief as this Court deems proper.

/s/ Kevin M. Gallagher
Kevin M. Gallagher (#5337)
Kevin M. Kidwell (#6988)
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700

Attorneys for Petitioner The Beachbody Company, Inc.

Dated: February 16, 2023

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